Exhibit 99.1

1

Investors presentation
December, 2015

2

Disclaimer

Written and oral statements made in and in connection with the following presentation that reflect management’s views about the Company’s future performance, financial position, business strategy and plans and objectives for future operations constitute “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.

These statements, which contain words such as "believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,”
“will,” “may,” “should”, “plan”, “seek” and similar expressions or references to future periods, reflect the beliefs and expectations of the Company and are subject to risks and uncertainties, including those described under “Risk factors” in the
Company’s annual report on Form 20-F for the year ended December 31, 2014 and other documents filed with the U.S.
Securities and Exchange Commission, that may cause actual results to differ materially from the results discussed in our forward-looking statements. This presentation should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2014 and our other documents filed with the SEC. These risks and uncertainties include, among other factors, the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims; the outcome of the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in the annual report on Form 20-F and other documents filed with the U.S. Securities and
Exchange Commission. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein.
These forward-looking statements are made only as of the date hereof, and neither the Company nor any of its respective agents, employees or advisors intend, undertake or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.
This presentation includes certain non-GAAP measures, which should all be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income to adjusted net income is provided below. The
Company provides these non-GAAP financial measures because it believes that they present a better measure of the
Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the
Company’s operating performance. However, these measures should not be considered as substitutes for GAAP measures and may be inconsistent with similar measures presented by other companies.

Adjusted EBITDA
Adjusted Net Income
Revenue
$447.4
$356.6
$296.6
$259.7
$198.8
$162.6
$116.6
$91.7
$82.5
$69.4
$64.0
$58.8
$50.5
$44.0
$34.4
$34.8
$29.8
$16.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
480.0
420.0
360.0
300.0
240.0
180.0
120.0
60.0
0.0
2009
2010
2011
2012
2013
2014

Quartz Is the Fastest Growing Category in a $81bn Market

Market Share

caesarstone

Company Overview
• 27 years of leadership
• Strong premium brand
• 12% global market share (by volume)
• Distribution network across over 50
 countries
• Diversified revenue with approximately
 55% of revenue from North America
Quartz Market Opportunity1
• 2014 market penetration: 10% by sales
• Fastest growing surfaces category (’99 -
 ’14)
 • Grew at 15.7% CAGR
 • From 2% penetration in 1999
• Capturing high % market share in key
 markets
Global Leader in the Attractive Quartz Surface Market
Source: Freedonia February 2015
Quartz is the
fastest
growing
category
Quartz
10%
Growth
Development
Maturity
Dwindling
Solid
Surface
25%
Granite
27%
Marble
2%
Strong Performance Through the Cycle
($mm)

4

Key Investment Highlights
• Premium brand with superior customer value proposition
• Global market leader in high growth quartz surfaces market
• Strong, diversified global distribution platform
• World-class marketing, R&D and manufacturing capabilities
• Proven track record of growth and product innovation
• Experienced management team
• Attractive financial profile

Resistant
Non Porous
Scratch Resistant
Multi-
functio
Strong
Flexible
Easy Fabrication
Stain Resistant
Heat Resistant
Versatile

caesarstone

5

Caesarstone’s Superior Value Proposition
• Premium product with unique
 combination of high quality & long
 lasting beauty
• Trend-setting innovation with top
 design
• High service level with
 comprehensive sales and marketing
 approach
-
 Quartz received the highest overall
 score among countertop materials
 - Consumer Reports Magazine, July 2013

6

A Globally Recognized Premium Brand
Basic colors
Concetto
Supernatural
• Patterned textures
• Patented
• Customizable
• Hand-incorporated semi-
 precious stones
Supernatural Ultra
• The beauty of luxurious marble with
 Caesarstone quality
• Proprietary technology
• Inspired by nature
• Marble and granite designs
• Over 70 colors
• Represent the majority of sales

Israel

YTD'15 Sales by Region

ROW 7%
Europe 5%
Israel 8%
Canada 14%
USA 45%
Australia 21%

2014 Sales by Region

ROW 7%
Europe 5%
Israel 9%
Canada 13%
USA 42%
Australia 24%

2014 Sales Distribution Split

Indirect distribution 11%
Direct distribution 89%

caesarstone

7

Leading Global Footprint with Diverse Revenue Mix
Singapore
Canada
USA
Australia
Direct distribution
Indirect distribution

Marble
2%
Granite
27%
Laminates
15%
Engineered
Quartz
10%
Other
21%
Solid
Surfaces
25%

86%
39%
18%
8%
Israel
Australia
Canada
U.S.

2014 Caesarstone Market Share in Key Markets (by volume)

84%
55%
36%
19%
Israel
Australia
Canada
U.S.

caesarstone

8

Positioned to Capture Growth from Quartz Penetration

$81B Global Countertop Market Material
Segmentation (2014 sales)
2014 Quartz Share of Countertop Market
by Region (by volume)
Source: Freedonia February 2015; company estimates
Note: Quartz share based on value

31
60
87
123
186
136
167
2010
2011
2012
2013
2014
YTD'14
YTD'15

15.7% CAGR
5%
8%
Quartz Share of Countertop Market
22.3% CAGR
14%
19%
Caesarstone Market Share
2010
2014

18.3% CAGR

5.1% CAGR
$303 bn
$352 bn
2014
2017E

caesarstone

9

The U.S. Remains a Significant Opportunity
Caesarstone continues to execute on its go-to-market strategy in the U.S. driven by increasing quartz penetration
Source: Freedonia February 2015; Company estimates
1 Calculation applies 1% increase in quartz penetration (by volume) based on 2014 total market volume and 2014 quartz prices as provided by Freedonia February 2015 report
2 HousingEconomics.com - Feb’15
3 Home Improvement Research Institute, March 2015
1,001k
2014
2016E
1,400k
U.S. New Housing Starts2
U.S. Home Improvement Product Sales3
Caesarstone U.S. Revenue Performance ($mm)
U.S. Market Penetration (by volume)
1% increase in
penetration ≈ $350mm1
21%
9%
42%
50%
YoY organic growth
23%

Growing Brand Awareness in the U.S.

WALL STREET JOURNAL

From Midcentury to Modern

"The new kitchen came from what were two rooms and is dominated by an 18-foot-long island made of white Caesarstone quartz. *The design is minimal throughout, with the living room punctuated by two brown Ludwig Mies van der Rohe Barcelona chairs and the dining room consisting primarily of a long wood table underneath three pendants and a Ligne Roset floor lamp."*

Before

After

ISLAND LIVING The new kitchen was created out of what had been two rooms and is dominated by an 18-foot-long island made of white Caesarstone quartz.

Source: Wall Street Journal (March 22, 2013; "From Midcentury to Modern")

The Printing House West Village

A REVOLUTION IN INDUSTRIAL LUXURY

Every residence has been individually designed. No two homes are exactly alike, exuding the attention-to-detail quality of a custom residence. Each has been infused with a luxury that complements the grand scale of the building, while respecting its industrial heritage.

The open plan allows the kitchens to be a central focus of each home. Designed with Caesarstone countertops and Timeline cabinetry, workshop/apd's signature line for Aster Cucine, and featuring appliances by Wolf and Sub-Zero, every patina, texture, and finish gives off a sense of warm industrial modernism.

Model residences by:
Rafael de Cárdenas / Architecture at Large
Carrier and Company Interiors
Scott Sanders, LLC (in partnership with Dering Hall)
Studio Tim Campbell (in partnership with Dering Hall)
and
workshop/apd

421 Hudson Street
New York, NY 10014
212.675.0421
info@printinghousewestvillage.com

Source: http://printinghousewestvillage.com/residences/

10

caesarstone

11

THE MOST
IMPORTANT TOOL
IN THE KITCHEN IS
NOT A TOOL AT ALL

12

Quartz Market Opportunity2
• Fastest growing surfaces category
  (’99 - ’14)
• Grew at 15.7% CAGR
• From 2% penetration in 1999
Significant Growth Potential
$8bn Quartz Market
(10% penetration)2
Premium
Value For
Money
Price
$81bn¹
Total Market
Premium
Value For
Money
Price
> $81bn
Total Potential Addressable
Market
• Caesarstone is leading the
 material conversion with 12%
 global market share in 2014 (by
 volume)
¹ Freedonia February 2015; Sales to end-consumers in 2014 based on average installed price, which includes installation and other related costs; the Company estimates that 30-
40% of the total sales represents sales by manufacturers
2 2014 by sales

13

A Comprehensive Marketing Approach
Distributor
Fabricator
Kitchen/
Bathroom
Store
Contractor/
Commercial
End User
Push
Fabricator
▪ Technical support
▪ Seminars
▪ Warranty
▪ Loyalty Club
In-Store
▪ Display slabs
▪ Brochures
▪ Sample books
▪ Display stands
Architects & Designers
▪ Exhibitions & special events
▪ Sales promotions
▪ Seminars
▪ Social media
▪ Sample books
 End User
 ▪TV, Magazines,
         Billboards, PR
 ▪Exhibitions
 ▪Online: Website,
         Media, Social media,
       Google promos,
       SEM/SEO
Architects &
Designers
Pull

Plant	Sdot-Yam	Bar-Lev	Richmond Hill
Location	Israel	Israel	U.S.
Date Built	1987	2005/2007	2015
# of Lines	2	3	2

caesarstone

14

• Unique advanced technological capabilities
• Continued investment in differentiated products
• Product superiority with zero defect policy
World Class Manufacturing and R&D Capabilities
Current Facilities
• High standards (ISO, Leed, NSF SCS, Greenguard)
• High throughput and lean approach
• Binder chemistry and formulation optimization
Future Expansion
•  Recent agreement for the acquisition of additional land in Richmod Hill, Georgia, adjacent to the Company’s U.S. plant, to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand

15

18

Differentiated Products Backed by R&D and IP
Our successful collection backed by proprietary technology drives ASP and margins
Calacatta Nuvo
• Luxurious natural marble look
• Launched in 2014
Supernatural - Marble
• Inspired by marble
• Successful 2012 rollout
Shitake
• Sophisticated blend of browns & grays
• Launched in 2011
Supernatural - Granite
• Inspired by granite
• Successful 2013 rollout
Note: Represents select products out of the Caesarstone collection

19

Proven Track Record of Growth and Innovation
• Proven ability to enter and develop key markets
• Continued introduction of innovative new products
1987
1999
2006
2009
2010
1987
Israel
2009
South
East Asia
Market Entry
New
Products
2003
Concetto
1998
1987
Classico
2009
Motivo
2010
Supremo
1999
U.S.
2003
Canada &
South Africa
2003
1988
Europe
1998
Australia
2006
China
2008
Australia
2010
Canada
2011
U.S. &
Singapore
Direct
Distribution
1987
Israel
Manufacturing
1987
1st  plant
2005
2nd plant
(3rd line)
2007
4th line
2002
2nd line
2015
History of execution with a clear strategy to capture future growth
2012
Super
Natural
2012
U.S. plant
6th, 7th lines
2011
Brazil
Q3 2014
5th line

CAGR: 22.5%
$198.8
$259.7
$296.6
$356.6
$447.4
2010
2011
2012
2013
2014

39.4%
40.2%
43.0%
45.5%
42.4%
CAGR: 24.8%
$78.3
$104.3
$127.4
$162.1
$189.7
2010
2011
2012
2013
2014

25.4%
22.6%
23.4%
25.7%
26.1%
CAGR: 23.3%
$50.5
$58.8
$69.4
$91.7
$116.6
2010
2011
2012
2013
2014

15.0%
13.4%
14.8%
17.9%
18.4%
CAGR: 29%
$29.8
$34.8
$44.0
$64.0
$82.5
2010
2011
2012
2013
2014

caesarstone

20

Strong Growth and Profitability
Revenue ($mm)
Adj. EBITDA and % Margin ($mm)
Adj. Net Income and % Margin 1 ($mm)
Gross Profit and % Margin ($mm)
YoY
Growth:
30.6%
22.2%
20.2%
14.2%
33.2%
45.6%
27.3%
22.2%
YoY
Growth:
YoY
Growth:
16.4%
46.8%
32.1%
18.2%
16.8%
85.9%
45.3%
26.6%
YoY
Growth:
¹ Adjusted net income attributable to controlling interest
25.5%
17.0%
27.1%
29.0%

2012
2013
2014
2015
$67.3
$76.4
$94.4
$107.8
$75.4
$89.0
$116.1
127.5$
$77.6
$94.3
123.3$
136.8$
$76.2
$96.8
113.6$
Q1
Q2
Q3
Q4

2012
2013
2014
2015
$13.7
$17.6
$22.1
$25.5
$18.0
$24.6
$30.4
33.5$
$21.3
$25.2
35.9$
36.2$
$16.5
$24.2
28.1$
Q1
Q2
Q3
Q4

caesarstone

21

Quarterly Financial Performance
• Industry characterized by seasonality with strong Q3 and
 weaker Q1 annually
• Consistent year-over-year revenue growth across quarters
• Robust Adjusted EBITDA growth year-over-year despite
 volatility in raw material costs, exchange rates fluctuations and U.S. manufacturing unabsorbed/start-up costs
Revenue ($mm)
Adj. EBITDA ($mm)
13.6%
27.0%
17.4%
4.6%
21.6%
30.7%
11.0%
14.2%
17.9%
30.4%
9.9%
13.9%
36.9%
23.3%
10.4%
YoY Growth
’11-’12 28.5%
‘12-’13  13.5%
‘13-’14 23.5%
‘14-’15 14.2%
18.2%
18.4%
42.4%
 0.8%
22.4%
47.1%
16.1%
YoY Growth

’11-’12 18.9%
‘12-’13  28.9%
‘13-’14 25.4%
‘14-’15 15.3%

$86.4
$27.4
$13.5
$5.5
$8.8
2010
2011
2012
2013
2014

$64.3
$56.0
$50.0
$45.0
$30.2
2010
2011
2012
2013
2014

- Flexible capital structure with $52.6mm in cash and short term bank deposits, and $17.8mm of debt

- 5th production line at Bar-Lev cost $24mm (1st phase operational in Q4'13, 2nd phase in Q2'14)
- 2 new lines in the U.S. will cost approximately $130mm (1st line operational since Q2'15, 2nd will be operational in Q4'15)

caesarstone

22

Cash Flow Supports Future Growth
• Strong cash flow generation and growth enabling
 $20mm dividend distribution in 2013 and 2014
• Ability to invest in future growth opportunities, both
 organic and via potential acquisitions
Strong and robust free cash flow generation will support investment in future growth
Capital Expenditure ($mm)
Adj. EBITDA Less Capital Expenditure ($mm)
% of
revenue:
3.4%
2.8%
19.3%
4.5%
19.3%
22.6%
6.7%
18.9%
% of
revenue:
7.7%
18.0%

23

YTD’15 Highlights

24

Financial Highlights
• Revenue growth of 11.5% YoY, 22.3% on a constant currency basis -
 ▪ U.S. up 22.7% despite slower housing growth, reflecting continued Quartz conversion;
 ▪ Australia up 21.3% on a constant currency basis, driven by our new product successes (new
 Calacatta and Statuario) and strong growth in new housing completions
 ▪ Canada up 38.2% on a constant currency basis driven by continued strong performance in general and the positive impact of IKEA Canada
 ▪ Israel up 3.9% on a constant currency basis
 ▪ Europe up 23.0% and ROW up 20.6% both on a constant currency basis
• Gross margin @40.8%, down 140 basis points
 ▪ Unfavorable exchange rates and start-up costs related to the new US manufacturing facility are partially offset by positive differentiated product mix and raw material costs (most notably
 Polyester but also Quartz)
• Adjusted EBITDA grew 7.7% to $95.2M
 ▪ Margin of 25.6% vs. 26.5% in 2014, reflecting FX impact and start up cost of U.S. manufacturing
• Adjusted Net Income of $64.0M; 4.1% above last year
 ▪ Margin of 17.2% vs. 18.4% last year
 ▪ Diluted EPS of $1.80 vs. $1.74

- **Proxy contest at the 2015 AGM held on December 3, 2015 , initiated by Kibbutz Sdot Yam (owner of 32.4% of Company's shares)**
  - Per the preliminary results, Company's slate of directors was supported by more than 91% of votes cast by non-affiliates of the Kibbutz
  - As concluded by ISS, Glass Lewis and Egan Jones, the Company has strong corporate governance practices
  - The Company has majority independent board and fully independent nominating, compensation and audit committees caesarstone

25

Additional Information

- **Reports published by Spruce Point, self identified as a short seller**
  - The Company views these unfounded allegations as a deliberate attempt to unfairly damage the Company and to harm its shareholders, while at the same time profiting from the untruths
  - On September 9, 2015, Company published its response to the first report

- **Director resignations**
  - The resignations did not reflect differences of opinion as to the Company's business, accounting or public disclosures or concerns about any alleged wrongdoing caesarstone

26

Additional Information - cnt’d

27

Additional Information - cnt’d
• Legal Proceedings*
 ▪ Silicosis claims - Q3’15 included a non-cash expense of $4.7M related to silicosis claims (other than the claim filed seeking class action status), reflecting an estimate of the Company’s total uninsured exposure (recorded under
 Operating Expenses and adjusted out in non-GAAP measures below). The recording of this expense was triggered by certain developments in Q3 and thereafter, including two settlements and an agreement with the State of Israel related to the silicosis claims.
 ▪ Microgil Agricultural Cooperative Society Ltd. Claim and counterclaim - The dispute continues to be subject to arbitration. The Company intends to continue to defend vigorously its position that Microgil’s claim is without merit.
 ▪ Securities class action claim - The company and managers are subject to a putative securities class action claim in the U.S. District Court for the Southern
 District of New York related to losses allegedly suffered as a result of the decline in the Company's share price following the publication of the Spruce Point report on August 19, 2015. The plaintiffs allege, based on statements in the Spruce
 Point report, that there were material misstatement or omissions in the
 Company's securities filings. The Company believes the claim is without merit and intends to contest it vigorously.
•
*For additional information related to legal proceedings - see the Company’s annual report on Form 20-F

28

Caesarstone’s Growth Prospects

• Strengthen the brand through investment in strong R&D and continue developing innovative new colors, designs, and textures
• Increase awareness of our premium brand by continuing to focus on quality, service and implementation of our proven marketing approach
Premium
Brand
• Execute on the U.S. and Canadian opportunity, as well as grow our footprint in other markets
• Continue to expand direct distribution coverage in the U.S.
Market
Penetration
• Extend our global presence through entry into new geographies and increase our reach in recently entered markets
• Find new markets that meet our criteria of having existing demand for stone products, strong economic growth rates, and high GDP per capita
Global
Footprint
Selective
Acquisitions
• Pursue selective acquisitions of manufacturers in order to build scale, enhance our marketing/distribution, accelerate global expansion

29

Thank You.

Adjusted EBITDA Reconciliation

USD (0,000)	2010A	2011A	2012A	2013A	2014A
Net Income	$29,006	$29,304	$40,367	$64,353	$80,256
Interest Expense, net	$2,370	$4,775	$2,773	$1,314	$1,048
Taxes on income	$7,399	$3,600	$6,821	$10,336	$13,738
Depreciation and Amortization	$10,034	$14,615	$14,368	$14,994	$17,176
Equity in losses of affiliate, net (1)	-$296	-$67			
Excess cost of acquired inventory (2)		$4,021	$885	$188	$231
Share-based compensation expense (3)	$1,384	$1,259	$3,007	$2,514	$2,642
Inventory - change of estimate (4)				-$3,458	$0
Follow-on expenses (5)				$1,470	$657
IPO bonus (6)			$1,970		
Caesarstone USA contingent consideration adjustment (7)			$255		
Litigation gain (8)		-$1,783	-$1,001		
Microgil loan and inventory write down (9)		$2,916			
Provision for employees fringe benefits (10)					$939
Settlement with the tax authorities (11)					-$134
Adjusted EBITDA	$50,489	$58,774	$69,445	$91,711	$116,553
% of sale	*25.4%*	*22.6%*	*23.4%*	*25.7%*	*26.1%*

caesarstone

30

(1) Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(2) Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory-which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.
(3) In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.
(4) Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(5) In 2013, consists of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital. In 2014, consists of direct expenses related to a follow-on offering that closed in June 2014.
(6) Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's initial public offering, or
 IPO.
(7) Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(8) In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the
 Company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the Company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(9) Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute.
(10) Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(11) Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007

Adjusted Net Income Attributable to Controlling Interest Reconciliation

USD (0,000)	2010A	2011A	2012A	2013A	2014A
Net income attributable to controlling interest	$28,658	$29,052	$39,632	$63,344	$78,436
Tene option revaluation					
Excess cost of acquired inventory (1)		$4,021	$885	$188	$231
Share-based compensation expense (2)	$1,384	$1,259	$3,007	$2,514	$2,642
IPO bonus (3)			$1,970		
Caesarstone USA contingent consideration adjustment (4)			$255		
Inventory - change of estimate (5)				-$3,458	$0
Follow-on expenses (6)				$1,470	$657
Litigation gain (7)		-$1,783	-$1,001		
Microgil loan and inventory write down (8)		$2,916			
Provision for employees fringe benefits (9)					$939
Settlement with the tax authorities (10)					-$134
Tax adjustment (11)					$342
Total adjustments before tax	$1,384	$6,413	$5,116	$714	$4,677
Less tax on above adjustments (12)	$279	$700	$740	$99	$618
Total adjustments after tax	$1,105	$5,713	$4,376	$615	$4,059
Adjusted Net Income	$29,763	$34,765	$44,008	$63,959	$82,495
% of sales	*15.0%*	*13.4%*	*14.8%*	*17.9%*	*18.4%*

caesarstone

31

(1) Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory-which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.
(2)  In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.
(3) Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(4) Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(5) Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(6) In 2013, consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the
 Company is required to expense against paid-in capital. In 2014, consists of direct expenses related to a follow on offering that closed in June 2014.
(7) In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the Company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the Company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(8) Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute.
(9) Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(10) Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007
(11) Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(12) The tax adjustments for the three and Twelve months ended December 31, 2014 and 2013 were based on the effective tax rate (excluding adjustments to the tax line item) for these periods, respectively.